UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

07004460

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-066432

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2007
WASH. D.C.
186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Banesto Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

730 Fifth Avenue, 7th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juan Galan (212) 835-5482
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/17

AFFIRMATION

I, Juan Galan, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Banesto Securities, Inc., for the year ended December 31, 2006 are true and correct. I further affirm that neither the Banesto Securities, Inc. nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — Date: 2/27/07

President
Title

Subscribed and sworn to before 27th day of February 2007

Notary Public

NELSON RUIZ
Notary Public, State of New York
No. 3399486
Qualified in Orange County
Certificate Filed in Orange and New York Counties
Commission Expires August 31, 2009

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

SEC MAIL PROCESSING RECEIVED
MAR - 1 2007
WASH., D.C. 186 SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Banesto Securities, Inc.

We have audited the accompanying statement of financial condition of Banesto Securities, Inc. (an indirect wholly owned subsidiary of Banco Español de Crédito S.A.) (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Banesto Securities, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2007

BANESTO SECURITIES, INC.
(An Indirect Wholly Owned Subsidiary of Banco Español de Crédito S.A.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS	
Cash and cash equivalents	$ 2,437,735
Receivable from clearing organization	141,465
Receivable from affiliate	70,333
Fixed assets—net of accumulated depreciation of $40,472	12,508
Deferred tax asset	69,108
Other assets	30,337
TOTAL ASSETS	$ 2,761,486
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accrued expenses and other liabilities	$ 104,971
Total liabilities	104,971
SUBORDINATED BORROWINGS	400,000
STOCKHOLDER'S EQUITY:	
Common stock ($.01 par, 10,000 shares authorized, issued and outstanding)	100
Additional paid-in capital	2,299,900
Accumulated deficit	(43,485)
Total stockholder's equity	2,256,515
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,761,486

See notes to statement of financial condition

1. ORGANIZATION

Banesto Securities, Inc., (the "Company"), incorporated on October 23, 2003, is wholly owned by Hualle S.A. which is a wholly owned subsidiary of Banco Español de Crédito S.A. (the "Parent"). The Company's ultimate parent is Banco Santander Central Hispano S.A. The Company is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") effective September 20, 2004.

The Company's principal business activity is brokering foreign and domestic equity and fixed income securities. All securities transactions are cleared through an unaffiliated clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry any customer accounts nor perform custody functions relating to its customers. The Company also undertakes trading as a riskless principal in facilitating its customers' transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates—In preparing the financial statements management makes estimates and assumptions that may affect the reported amounts. Such estimates include assumptions used in determining the fair value of financial instruments, income taxes, and certain amounts allocated among affiliates. Actual results could differ from these estimates.

Cash and Cash Equivalents—The Company defines cash and cash equivalents to be highly liquid investments with original maturities of 90 days or less.

Custody and Commission Income—Custody fees, based upon a schedule of rates, are charged to clients for maintaining their portfolios at the clearing broker. Commission income arises from acting as agent when purchasing or selling securities for clients. Custody fees are recorded on an accrual basis. Commission income is recorded on a trade date basis.

Securities Owned and Securities Sold, Not Yet Purchased—Security transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold short, not yet purchased, consist primarily of debt securities and are recorded at fair value. Realized and unrealized gains and losses are reflected in net trading gains/losses on the statement of operations. The fair values of the securities are generally based on observable market prices.

Income Taxes—The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes,* which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be reflected for temporary differences using tax rates expected to be in effect when such differences reverse. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

Fixed Assets— Fixed assets are carried at historical cost, less accumulated depreciation

New Accounting Pronouncements - In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income taxes, an interpretation of FASB Statement No. 109*" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is currently evaluating the potential impact of adopting FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157 , "*Fair Value Measurements*" ("SFAS" No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In addition, SFAS No. 157 disallows the use of block discounts and requires the Company to consider its own credit spreads when measuring fair value of liabilities, including derivatives. The effective date for this Statement is the beginning of each reporting entity's first fiscal year that begins after November 15, 2007. The Company is currently evaluating the potential impact of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This Statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The effective date for this Statement is the beginning of each reporting entity's first fiscal year that begins after November 15, 2007. The Statement also allows an entity to early adopt the Statement provided that the entity also adopts the requirements of SFAS No. 157. The Company is currently assessing whether it will early adopt SFAS No. 159 in 2007 as permitted, and does not expect the adoption of SFAS No. 159 will have a material impact on the financial statements of the Company.

In September 2006, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. There have been two common approaches used to quantify such errors. Under one approach, the error is quantified as the amount by which the current year income statement is misstated ("rollover approach"). The other common approach quantifies the error as the cumulative amount by which the current year balance sheet is misstated ("iron curtain approach"). SAB 108 requires misstatements to be evaluated using both the rollover

approach and the iron curtain approach to determine if such misstatements are material. The Company adopted SAB 108 on December 31, 2006 with no material impact on the Company's financial statements.

3. TRANSACTIONS WITH RELATED PARTIES

During the normal course of business, Banco Español de Crédito S.A., New York Branch (the "Branch"), provides services to the Company. The Branch and the Company have a service agreement whereby the Branch provides personnel, premises, and operational support, etc. services to the Company.

The Company had a cash balance of $387,735 with the Branch at December 31, 2006.

Receivable from affiliate includes an allocation of shared expenses and payment of direct costs on behalf of the Company. At December 31, 2006, the receivable from the Branch was $70,333 which represents payments in excess of allocated expenses.

The Company also has subordinated borrowings totaling $400,000, the details of which are in footnote 5.

4. RECEIVABLE FROM CLEARING ORGANIZATION

Receivable from clearing organization represents the balance, on deposit and other receivables, with the Company's clearing broker totaling $141,465.

5. SUBORDINATED BORROWINGS

At December 31, 2006, subordinated borrowings and credit committed under agreements by the Branch consisted of the following:

Face Value	Rate	Maturity Date
$ 100,000	6.0750%	March 31, 2008
300,000	6.0738%	August 15, 2008
$ 400,000		

These borrowings have been approved for regulatory capital purposes.

6. INCOME TAXES

As of December 31, 2006, the Company has deferred tax assets of $69,108, which resulted from temporary differences relating to amortization of start up costs. The Company has determined that it is more likely than not that the deferred tax asset will be realized and therefore there is no valuation allowance against the deferred tax asset.

7. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's activities involve executions of various securities transactions as agent. These activities may expose the Company to risk in the event counterparties

are unable to fulfill contractual obligations. The Company's counterparties include its customers and other brokers and dealers.

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for securities sold, but not yet purchased should the value of such securities rise. Further, the Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers are unable to fulfill contractual obligations.

The Company's customer securities activities are transacted only on a cash basis. The Company does not extend credit to its clients. If clients wish to borrow using their portfolios as collateral, the Company introduces them to the Branch, thereby allowing customers credit facilities through the Branch. In those cases in which a client wishes to borrow using his portfolio as collateral, the Company and the Branch have perfected a security arrangement under which the client's portfolio is collateralized to the Branch.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) ("the Rule") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness. At December 31, 2006, the Company has net capital of $2,288,475, which is $2,263,475 in excess of required minimum net capital of $25,000 and its ratio of aggregate indebtedness to net capital was .05 to 1.

The Company follows the guidance prescribed in a SEC No-Action Letter (the "Letter"), dated November 3, 1998, which allows introducing broker dealers to include assets in the proprietary account of an introducing broker dealer ("PAIB assets") as allowable assets in their net capital computations, providing the clearing broker dealer establishes a separate reserve account for PAIB assets in accordance with SEC Rule 15c3-3, and both the introducing broker dealer and the clearing broker dealer enter into a written agreement in accordance with the Letter.

9. COMMITMENTS AND CONTINGENCIES

Litigation—In the normal course of business, the Company may be subject to litigation. As of December 31, 2006, there were no pending legal actions against the Company.

Guarantees—In the ordinary course of business, the Company's clearing agreements might have a certain element of guarantee that meets the accounting definition of guarantee under FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. The Company performs securities execution on behalf of its clients for whom it commits to settle with the applicable clearinghouse or broker-dealer. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Similarly, the Company's liabilities, such as payables, are recorded at amounts approximating fair value.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2007

Banesto Securities, Inc.
730 Fifth Avenue
New York, New York

In planning and performing our audit of the financial statements of Banesto Securities, Inc. (an indirect wholly owned subsidiary of Banco Español de Crédito S.A.) (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 27, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the

United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END